UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Harley-Davidson Motorcycle Trust 2020-A
(Exact name of issuing entity as specified in its charter)
(Commission File Number: 333-230733-02)
(Central Index Key: 0001793612)
Harley-Davidson Customer Funding Corp.
(Exact name of depositor as specified in its charter)
(Commission File Number: 333-230733)
(Central Index Key: 0001114926)
Harley-Davidson Credit Corp.
(Exact name of sponsor as specified in its charter)
(Central Index Key: 0001033232)
c/o Wilmington Trust, National Association
1100 North Market Street
Wilmington, Delaware 19890-1605
(302) 636-6000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Harley-Davidson Motorcycle Trust 2020-A Class A-1 Motorcycle Contract Backed Notes Class A-2a Motorcycle Contract Backed Notes Class A-2b Motorcycle Contract Backed Notes Class A-3 Motorcycle Contract Backed Notes                                  Class A-4 Motorcycle Contract Backed Notes
(Title of each class of securities covered by this Form)
Not Applicable.
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1) ☐
Rule 12g-4(a)(2) ☐
Rule 12h-3(b)(1)(i) ☐
Rule 12h-3(b)(1)(ii) ☐
Rule 15d-6 ☐
Rule 15d-22 ☒

Approximate number of holders of record as of the certification or notice date:
Class A-1 Motorcycle Contract Backed Notes:	0
Class A-2a Motorcycle Contract Backed Notes:	0
Class A-2b Motorcycle Contract Backed Notes:	0
Class A-3 Motorcycle Contract Backed Notes:	0
Class A-4 Motorcycle Contract Backed Notes:	0

Pursuant to the requirements of the Securities Exchange Act of 1934, Harley-Davidson Motorcycle Trust 2020-A has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Date: September 22, 2023    HARLEY-DAVIDSON MOTORCYCLE TRUST 2020-A
By: Harley-Davidson Credit Corp., as Servicer
By:    /s/ David Viney
David Viney
Vice President & Treasurer